EXHIBIT 99.1

POLICY CONCERNING SEVERENCE AGREEMENTS WITH SENIOR EXECUTIVES

AK STEEL HOLDING CORPORATION

AK STEEL CORPORATION

Policy Concerning Severance Agreements with Senior Executives

Purpose:	It is the purpose of this policy to establish guidelines for when the Board of Directors should seek shareholder approval or ratification of an agreement which provides severance benefits to senior executives of the company.

Definitions:	Severance Agreement. For purposes of this policy, the term “Severance Agreement,” when capitalized, shall mean an employment agreement, retirement agreement or change-in-control agreement which contains a provision for payment of benefits upon severance of employment with the company, as well as renewal, modification or extension of existing such agreements.

Senior Executive. For purposes of this policy, the term “Senior Executive,” when capitalized, shall mean the Chief Executive Officer, President, principal financial officer, principal accounting officer and any elected Vice President of AK Steel Corporation and/or AK Steel Holding Corporation.

Benefits. For purposes of this policy, the term “Benefits,” when capitalized, shall mean lump-sum cash payments (including cash payments in lieu of medical benefits and excluding gross up payments to cover excise taxes) and the estimated present value of future periodic cash payments to be paid to a Senior Executive in excess of what he or she otherwise would be entitled to receive under the terms of any qualified or non-qualified company pension or employee benefit plan.

Policy:	The Board should seek shareholder approval or ratification of Severance Agreements with Senior Executives entered into on or after May 13, 2003 that require payment of Benefits attributable to severance in an amount exceeding 2.99 times the sum of the Senior Executive’s current annual base salary plus annual and long term incentive bonuses payable for the current calendar year.

Effective date:	July 15, 2004